SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a)

OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940; and in connection with such notification of registration submits the following information:

Name: Nuveen Intermediate Duration Quality Municipal Term Fund

Address of Principal Business Office:

333 West Wacker Drive
Chicago, Illinois 60606

Telephone Number: (800) 257-8787

Name and address of agent for service of process:

Kevin J. McCarthy, Esq.
Vice President and Secretary
Nuveen Intermediate Duration Quality Municipal Term Fund
333 West Wacker Drive
Chicago, Illinois 60606

With copies to:

David P. Glatz
K&L Gates LLP
70 W. Madison St., Suite 3100
Chicago, Illinois 60602

Eric F. Fess
Chapman and Cutler LLP
111 W. Monroe
Chicago, Illinois 60603

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A: ☒ YES ☐ NO

SIGNATURE

Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this notification of registration to be duly signed on its behalf in the City of Chicago and the State of Illinois on the 13th of December, 2012.

Nuveen Intermediate Duration Quality Municipal Term Fund

/s/ Gifford R. Zimmerman
Gifford R. Zimmerman, Chief Administrative Officer

/s/ Kevin J. McCarthy
Kevin J. McCarthy, Vice President and Secretary

Attest:	/s/ Virginia L. O’Neal
Virginia L. O’Neal